UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities

Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d)

of the Securities Exchange Act of 1934

Commission File Number 0-11255

HERITAGE BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

150 Granby Street, Suite 150

Norfolk, Virginia 23510

757-648-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $5.00 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note: Heritage Bankshares, Inc. (the “Registrant”) previously filed a Form 15 to terminate the registration of its common stock, par value $5.00 per share (the “Common Stock”), pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act. The Registrant is now filing this Form 15 to suspend its reporting obligations with respect to the Common Stock under the Exchange Act pursuant to Rule 12h-3(b)(1)(i), subject only to the Registrant’s (i) remaining reporting obligations under amended Exchange Act Section 12(g)(4), which continue through February 2013, and (ii) obligation to file a Form 10-K for its 2012 fiscal year on or before March 31, 2013.

Approximate number of holders of record as of the certification or notice date: 825

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 4, 2013	By:	/s/ Michael S. Ives
Michael S. Ives
President & Chief Executive Officer